UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66973

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Straus Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Princeton-Hightstown Road, Suite J
(No. and Street)

Princeton Junction	NJ	08550
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Straus	(609)-799-0390	jstraus@strauscap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd,	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __James Straus__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Straus Capital, LLC__ , as of __12/31__ , 2 _024_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOHN W. HARTMANN
ATTORNEY AT LAW
OF NEW JERSEY

Notary Public

Signature: _James A. Straus_

Title: _President and CEO_

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Straus Capital, LLC
(SEC I.D. No. 8-66973)

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

and

Report of Independent Registered Public Accounting Firm

STRAUS CAPITAL, LLC

TABLE OF CONTENTS

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

Report of Independent Registered Public Accounting Firm

To the Member of
Straus Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Straus Capital, LLC as of December 31, 2024, and the related statements of income, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Straus Capital, LLC as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Straus Capital, LLC's management. My responsibility is to express an opinion on Straus Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Straus Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Straus Capital, LLC's financial statements.

The supplemental information is the responsibility of Straus Capital, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Straus Capital, LLC auditor since 2024.

Ferrara CPA
Hamilton Square, New Jersey
April 11, 2025

STRAUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$ 224,880
Accounts receivable	129,498
Right-of-use asset - operating lease	11,440
FINRA daily account	1,661
Prepaid expense and other	1,675
TOTAL ASSETS	$ 369,154

LIABILITIES AND MEMBER EQUITY

LIABILITIES	
Accrued expenses	$ 16,177
Lease liability	12,067
TOTAL LIABILITIES	28,244
MEMBER EQUITY	340,910
TOTAL LIABILITIES AND MEMBER EQUITY	$ 369,154

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE	
Commissions	$ 518,148
Interest Income	39
TOTAL REVENUE	518,187
OPERATING EXPENSES	
Commissions	5,778
Professional fees	22,837
Licensing and regulatory expenses	3,093
Office supplies and expenses	841
Technology and communication expense	7,932
Rent	7,158
Insurance	79
Travel and entertainment	834
Miscellaneous	7,516
TOTAL OPERATING EXPENSES	56,068
NET INCOME	$ 462,119

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

Member equity - January 1, 2024	$ 408,969
Capital Withdrawals	(530,178)
Net Income	462,119
Member equity - December 31, 2024	$ 340,910

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 462,119
Adjustments to reconcile net income to net cash from operating activities:		
Changes in operating assets:		
Accounts receivable	$ 14,004	
FINRA daily account	1,282	
Right of use asset	5,896	
Prepaid expenses	(608)	
Changes in operating liabilities:		
Accrued expenses	(5,396)	
Lease liability	(6,239)	
TOTAL ADJUSTMENTS		8,939
CASH FLOWS FROM OPERATING ACTIVIAIES		471,058
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals	(530,178)	
NET CASH FROM FINANCING ACTIVITIES		(530,178)
NET CHANGE IN CASH		(59,120)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		284,000
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 224,880

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Straus Capital, LLC (the "Company") is a Capital Acquisition Broker registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed as a limited liability company on April 26, 2005 and received approval from the SEC to commence operations on November 28, 2005. The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

15c3-3 Exemption
The Company claims exemption from the provisions of rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 which states that under circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions under item 24 of Part IIA, then those broker-dealers should file an exemption report and related accountant's report even though there is no related box to check on the FOCUS Report. Broker/dealers operating under the provisions of Footnote 74 of SEC Release 34-70073 should also be exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Cash and Cash Equivalents
For purposes of reporting on the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of ninety days or less to be cash equivalents.

Accounts Receivable
The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.
Current Expected Credit Losses (CECL)-The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified receivables as impacted by the new guidance. The Company's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework.

STRAUS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated commission income is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2024, an allowance for credit losses was not considered necessary.

Leases

The Company has entered into a noncancelable operating lease for commercial space. The Company determines if an arrangement is a lease at the inception date of the lease. Operating lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the commencement date based on the present value of lease payments.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, which provides a five-step model for recognizing revenue from contracts with customers as follows:

1. Identify the contract with a customer.
2. Identify the performance obligations in the contract.
3. Determine the transaction price.
4. Allocate the transaction price to the performance obligations in the contract.
5. Recognize revenue when or as performance obligations are satisfied

The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services. Revenue is recognized when earned by the investment funds. Total revenue recognized at a point in time was $518,148 and there were no unsatisfied performance obligations for the year ended December 31, 2024.

Income Taxes

The Company is a limited liability company for federal and state income tax purposes; thus, the income is taxed to its members.

Management evaluated the Company's tax positions as of and for the year ended December 31, 2024, and has determined that there is no liability for uncertain tax positions at December 31, 2024.

The Company did not record any interest or penalties on uncertain tax positions in the accompanying statement of financial condition as of December 31, 2024, or in the accompanying statement of operations for the year then ended. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Subsequent Events

Management has evaluated subsequent events that occurred after the statement of financial condition date and through April 11, 2025, the date the financial statements were available to be issued. No items were determined by management to require disclosure in these financial statements.

STRAUS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

B. NET CAPITAL REQUIREMENTS

The Company is a registered Capital Acquisition Broker subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2024, the Company had net capital of $208,411, which exceeded its requirements of $5,000 by $203,411.

C. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER

The Company maintains cash in bank balances that at times may exceed federally insured limits. The Company reduces its exposure to credit risk for cash by maintaining its banking relationship with a major financial institution.

Four investment fund manager groups account for all of the Company's commission revenues.

D. SEGMENT REPORTING

The Company is engaged in a single line of business as a Capital Acquisition Broker soliciting and referring investors to managed investment funds all within one line of business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 97% of its total revenues are from one managed investment fund in 2024.

E. LEASE COMMITMENT

The Company leases its office space under an operating lease through October 2026. Rental expense for the year ended December 31, 2024, was $7,158.

 As of December 31, 2024, the maturities of the Company's lease liabilities were as follows:

 Year Ending December 31,

2025	$	6,842
2026		5,702
Total Minimum obligation		12,544
Less: present value discount		(477)
Total Lease Liabilities	$	12,067

The weighted average remaining lease term and weighted average discount rate were as follows as of December 31, 2024.

E. LEASE COMMITMENT (CONTINUED)

Weighted average remaining lease term
   Operating Leases   1.84 years

Weighted average discount rate
   Operating Leases   4.00%

SUPPLEMENTAL SCHEDULES

STRAUS CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2024

CREDITS		
Member equity		$ 340,910
DEBITS		
Accounts receivable, net of commission payable	$ 129,163	
FINRA daily account	1,661	
Prepaid expenses	1,675	
		132,499
NET CAPITAL		208,411
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$ 203,411
AGGREGATE INDEBTEDNESS		
Accrued expenses		$ 16,177
Excess lease liability		627
		$ 16,804
Non Aggregate Indebtedness liability		$ 11,440

Ratio of aggregate indebtedness to net capital 0.0806 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(2) of RULE 17a-5

There are no material differences between the above computation and
the computation included in the Company's corresponding unaudited
Form X-17A-5 Part IIA filing.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

The Company claims an exemption from SEC Rule 15c3-3 as the Company
had no obligations under 17 C.F.R. §240.15c3-3, and therefore, no
computation for determination of reserve requirements was necessary.

Straus Capital, LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTRL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Year Ended December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited exclusively to receiving transaction-based compensation for soliciting and referring investors to managed investment funds and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 1Sc3-3) throughout the most recent fiscal year without exception.

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Straus Capital, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Straus Capital, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to compensation for soliciting and referring investors to managed investment funds and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
April 11, 2025

STRAUS CAPITAL, LLC

EXEMPTION REPORT PURSUANT TO RULE 17a-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2024

Straus Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "*Reports to be Made by Certain Brokers and Dealers*"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving compensation for soliciting and referring investors to managed investment funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

I, James Straus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: JAMES A. STRAUS

James A. Straus (signature)

Title: CEO

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